                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                BROADVISION, INC.
     (Name of Subject Company (Issuer) and (Name of Filing Person (Offeror))

          OPTIONS UNDER THE EQUITY INCENTIVE PLAN, THE 2000 NON-OFFICER
        EQUITY INCENTIVE PLAN TO PURCHASE COMMON STOCK, THE 1993 INTERLEAF
       STOCK OPTION PLAN, THE 1994 INTERLEAF EMPLOYEE STOCK OPTION PLAN AND
                OPTIONS GRANTED OUTSIDE THE PLAN, PAR VALUE $0.0001
                        PER SHARE, HELD BY OPTION HOLDERS
                         (Title of Class of Securities)

                                   111412-10-2
                (CUSIP Number of Underlying Class of Securities)

                                   COPIES TO:

      SCOTT NEELY, ESQ.                          KENNETH L. GUERNSEY, ESQ.
       GENERAL COUNSEL                              JAMIE E. CHUNG, ESQ.
      BROADVISION, INC.                          VIRGINIA C. EDWARDS, ESQ.
        585 BROADWAY                                 COOLEY GODWARD LLP
   REDWOOD CITY, CA 94065                      ONE MARITIME PLAZA, 20TH FLOOR
       (650) 261-5100                             SAN FRANCISCO, CA 94111
                                                       (415) 693-2000

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE
----------------------------------------- ------------------------------------
          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
                    N/A                                  N/A
----------------------------------------- ------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: Not applicable     Filing party: Not applicable
        Form or Registration No.: Not applicable     Date filed: Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The following memo was sent on April 17, 2001 by the Stock Administration of BroadVision, Inc. (the "Company") to certain holders of option grants ("Option Holders") issued under the Company's Equity Incentive Plan, the 2000 Non-Officer Equity Incentive Plan, the 1993 Interleaf Stock Option Plan and the 1994 Interleaf Employee Stock Option Plan and to certain holders of options granted outside the stock option plans. Option Holders residing in the United States and Canada will receive a copy of this memorandum and their personal option summary at their home address through the United States mail and Option Holders residing outside the United States and Canada will receive a copy of this memorandum and their personal option summary at the Company's office in which they are employed through the Company's internal mail system. The tender offer legend was inadvertently omitted from a portion of the memorandums that were sent to Option Holders and additional correspondence regarding the tender offer legend was sent to all the Company's employees (this correspondence is found below the text of the Memorandum). The memorandum with the tender offer legend attached is as follows:

                               M E M O R A N D U M


TO:               All Holders of BroadVision Stock Options

FROM:             Stock Administration

SUBJECT:          Option Summary

DATE:             April 17, 2001


         Enclosed is a Personnel Option Status report that summarizes all BroadVision stock options granted to you. On the reverse side of the report is a definition of the terms used at the heading of each column on the report.

         The report is being sent to you for use in connection with the Option Exchange Program announced by Pehong Chen in his April 3, 2001 email. Under that program you will be able to elect to exchange "underwater" stock options for a replacement option to be granted later. This is a two-step process involving (a) the cancellation on May 25, 2001 of underwater options chosen by you to be exchanged and (b) the grant of the replacement option on November 27, 2001. The details of this program - including the Exchange Election Form, formal SEC documents and a Question & Answer section -- are scheduled to be announced next week.

         Because the first step involves the cancellation of options on May 25, 2001, the enclosed report shows information about your options as of that date.

         BroadVision is in the process of implementing its first annual focal stock option review and grant program. Under this program, employees may be granted an additional stock option based on a number of factors, including performance. While all employees are eligible for the program, not all employees will receive an option. The awards of these options have been determined, but have not yet been granted. They are not reflected on the enclosed option summary because they have not yet been granted. If you have been awarded a focal stock option, your manager will be notifying you shortly.

         PLEASE DO NOT DISCARD THIS OPTION SUMMARY AS YOU WILL NEED IT TO COMPLETE YOUR EXCHANGE ELECTION FORM IF YOU DECIDE TO PARTICIPATE.

                                       1.

This communication is not an offer to exchange. When the program is commenced, you will be receiving an email notifying you of the availability on a BroadVision site of an "Offer to Exchange" describing the program and an "Election Form" that employees will use if they want to participate in the program. Employees should carefully read these documents when they become available, because they will contain important information about the exchange offer. The company will file these materials with the Securities and Exchange Commission as part of a tender offer


                                       2.

statement. You will be able to obtain these materials and other documents filed by the company with the Securities and Exchange Commission for free from the Securities and Exchange Commission's website at www.sec.gov or from the company's website."

Please read this legend in conjunction with the cover memo.

                                       2.

The following email was sent on April 16, 2001 by Scott Neely, General Counsel of the Company, to all employees of the Company. The email received by all employees of the Company is as follows:

From: Neely, Scott [mailto:Scott.Neely@BroadVision.com]
Sent: Monday, April 16, 2001 4:27 PM
To: BV-All
Subject: Option Summaries

Starting tomorrow, we are sending each employee a summary of his or her outstanding stock options. This summary is for use in connection with the Option Exchange Program announced by Pehong in his April 3, 2001 email.

Inadvertently, certain copies of the cover memo that accompany the summaries were copied without an SEC legend applicable to option exchanges like the one we're planning. Here is that legend:

"This communication is not an offer to exchange. When the program is commenced, you will be receiving an email notifying you of the availability on a BroadVision site of an "Offer to Exchange" describing the program and an "Election Form" that employees will use if they want to participate in the program. Employees should carefully read these documents when they become available, because they will contain important information about the exchange offer. The company will file these materials with the Securities and Exchange Commission as part of a tender offer statement. You will be able to obtain these materials and other documents filed by the company with the Securities and Exchange Commission for free from the Securities and Exchange Commission's website at www.sec.gov or from the company's website."

Please read this legend in conjunction with the cover memo.